Exhibit (a)(1)(G)

Red Oak Partners

FOR IMMEDIATE RELEASE

For further information contact David Sandberg, Red Oak Partners, LLC, (212) 614-8952, dsandberg@redoakpartners.com.

Red Oak Announces Tender Offer For 1.2 Million Shares of FHCO.

March 29, 2007 (New York, New York) Red Oak Fund, LP, a fund managed by Red Oak Partners, LLC announced today that it is a commencing a friendly tender offer to acquire up to 1.2 million shares of the common stock of The Female Health Company (FHCO.OB) at a price, net to the seller, of $2.27 per share. This offer is being made because Red Oak has an interest in the Company and believes its prospects for success in the future are good, said David Sandberg, Red Oak’s Managing Director. “We have executed a Standstill Agreement with the Company agreeing that for a period of up to one year we will not seek representation on the board, and we have no plans to seek, propose, or assist anyone else with the change of control. We believe the Company is well managed and represents an attractive investment, and we are making this offer because the number of shares available in over-the-counter transactions has been insufficient. Also, we want to be sure that all shareholders, not just those who follow the bulletin board market, have a chance to decide whether they wish to accept our offer.”

Red Oak’s offer price represents a premium of approximately 15 cents per share over the closing price on March 28, 2007, the trading day before the first announcement of the offer, which represents approximately a 7.1% premium. This represents a more substantial premium of approximately 11.7% to the average price at which FHCO was trading on the over-the-counter bulletin board market in the thirty day period preceding this announcement and a premium of approximately 38.9% to the average trading price for the six month period preceding this announcement.

Red Oak Partners is a privately held investment fund formed for the purpose of investing primarily in publicly traded equity securities.

Red Oak’s offer to purchase will be filed with the Securities and Exchange Commission on Schedule TO and will be made only by a formal offer to purchase and letter of transmittal which will be mailed to all shareholders of record as of a recent date. Red Oak’s depositary for its offer is Computershare Trust Company, N.A., which can be reached at (781) 930-4900 or contacted at the following contact information:

By Overnight Courier:	By Mail:	By Facsimile Transmission:
Computershare c/o Voluntary Corporate Actions 161 Bay State Drive Braintree, MA 02184	Computershare c/o Voluntary Corporate Actions P.O. Box 859208 Braintree, MA, 02185-9208	(781) 380-3388

FHCO shareholders should read the tender offer statement and other related documents when they become available because they will contain important information. The tender offer statement and other filed documents will be available for free at the Securities Exchange Commission’s website and the tender offer statement will be provided at no cost by Red Oak. Stockholders are encouraged to contact Mr. David Sandberg, Managing Director of Red Oak at telephone number (212) 614-8952 or at Red Oak business address: 145 Fourth Avenue, Suite 15A, New York, New York 10003.